MAG Silver Corp

For Immediate Release

February 19, 2007

DRILLING AT CINCO DE MAYO INTERSECTS

ZINC/LEAD/SILVER MINERALIZATION

6.11m of 5.7% Zn, 1.4% Pb and 22.5 g/t Ag and 1.88m of 7.9% Zn, 4.3% Pb and 191 g/t Ag

Vancouver, B.C... MAG Silver Corp (TSXV: MAG) announces drill assay results from the first 9 holes (3,975 metres) drilled on the Cinco de Mayo Carbonate Replacement Property in Chihuahua State, Mexico. The area is a broad valley covered by recent soils (alluvial), so all of the targets drilled were buried (blind) geophysical and geochemical anomalies. This early stage property is held 100% by MAG and is one of seven other district scale projects operated by MAG.

Six of the nine holes were drilled over a strike length of 2.0 kilometres along a very prominent NW trending fault zone that cuts strongly folded massive limestone and limestone-rich sedimentary rocks. Structurally controlled replacement style, massive to semi-massive, sulphide zones occur within broad mineralized and altered zones (see table below) was intercepted in all six of the holes. Mineralization is open in all directions. At least trace mineralization was encountered in the remaining 3 holes.

Hole	From	To	Interval	Ag	Ag	Pb	Zn
number	m	m	m	(g/tonne)	Ounces	%	%
Hole-01	318.09	324.20	6.11	22.5	0.65	1.4	5.7
including	320.57	321.84	1.27	4.6	0.13	1.6	11.6
Hole-01	355.30	357.18	1.88	190.9	5.56	4.3	7.9
Hole-02	253.47	253.89	0.42	130	3.79	0.5	3.1
Hole-05	292.40	292.70	0.30	124	3.60	6.7	2.7
Hole-06	198.70	199.00	0.23	463	13.5	17.5	0.3
Hole-07	321.87	326.17	4.30	82	2.39	3.0	2.6
Hole-08	317.68	324.18	6.50	27.4	0.80	1.2	2.2
Including	319.80	323.30	3.51	45	1.31	1.9	3.1

Early systematic regional exploration work and the results of this first phase drill program clearly show that Cinco de Mayo has many geological and mineralogical characteristics in common with the largest Carbonate Replacement Deposits (CRDs) in Mexico. Management contends that successfully locating completely blind mineralization in initial drilling confirms that we are applying the right techniques in the right geological setting and that a mineralizing carbonate replacement system of significant strength and size may be present.

The intersections listed above occur within broader zones of dispersed lead, zinc and iron sulphides developed in the surrounding sedimentary rocks. For example, the intercept in Hole 07 occurs within a 65 metre wide zone of stringer and dispersed lead and zinc sulphides. In addition, Hole 09 intersected over 68 meters of strong hornfels (alteration related to an igneous heat source) with widespread associated dispersed and veinlet zinc and lead sulphide mineralization. Hole 09 lies at the northernmost end of the 2 km long drilling pattern and was drilled on a geophysical anomaly detected in the initial processing of a 450 line kilometre airborne electromagnetic and magnetic survey. This structure can be traced for kilometres in either direction. Significantly, intersecting hornfels in the Hole 09 airborne survey anomaly suggests that buried mineralization-related igneous heat sources can be detected geophysically, which will be a valuable ingredient in focusing ongoing exploration programs.

CRDs are responsible for roughly 40% of Mexico’s 10 billion ounce historic silver production and are characterized by massive to semi-massive silver-lead zinc sulphide replacements of limestone. CRDs occur along major regional structures, and Cinco de Mayo lies along the same NW-trending regional structure that hosts several of the largest CRDs in Mexico.

Exploration work is planned to continue through 2007. The 450 line kilometre airborne electromagnetic and magnetic survey  recently been completed at Cinco de Mayo will guide further drilling later this year when integrated with previous work and the recent drill information.

Quality Assurance and Control:  The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Hermosillo, Sonora, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards, duplicates and blanks. Pulp samples pulps are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered geologist (ARG 21613). Dr. Megaw is not independent as he is a shareholder of MAG Silver Corporation and is a vendor of two projects, other than Juanicipio, whereby he may receive additional shares.

About MAG Silver Corp ( www.magsilver.com )

MAG Silver is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG SILVER CORP

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Investors are urged to consider closely the disclosures in our public reports available through the internet at www.sec.gov/edgar.shtml and www.sedar.com.